EXHIBIT 99.1

PRESS RELEASE

Loncor Decides to Voluntarily Delist from the NYSE MKT

Toronto, Canada – April 2, 2014 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN"; NYSE MKT: "LON") announces that it is voluntarily delisting from the NYSE MKT LLC (the "NYSE MKT").  As noted in the Company’s press release of March 10, 2014, the Company received a letter from the NYSE MKT advising that the NYSE MKT has determined that the Company is currently not in compliance with Sections 1002(c) and 1003(c)(i) of the NYSE MKT Company Guide.

The NYSE MKT had given the Company until April 2, 2014 to submit a plan of compliance outlining how the Company intends to regain compliance by March 4, 2015.  Instead, the Company has decided to submit written notice to the NYSE MKT that it will be voluntarily delisting its common shares from the NYSE MKT.  The Company further intends to file a Form 25 with the United States Securities Exchange Commission to complete the voluntary delisting of its common shares from the NYSE MKT, which will become effective 10 days after the filing date.

The Company decided to take this action after concluding that the disadvantages of maintaining its listing on the NYSE MKT outweighed the benefits to the Company and its shareholders.  Among the factors considered were the ongoing costs and expenses, both direct and indirect, associated with having the Company’s common shares listed on the NYSE MKT and the costs of preparing the requested compliance plan and taking the actions that would be required to implement the plan.  The Company believes that continued distress in the minerals sector will result in opportunities that will be beneficial to shareholders, and that having regard to current conditions in the minerals sector the Company should for now limit its expenses, of which listing fees on the NYSE MKT and the costs of preparing and implementing a compliance plan are components.  The Company is following a prudent strategy and does not want to rush into or engage in activities and incur related expenses solely in order to meet NYSE MKT continued listing requirements.

The Company does not believe that its shareholders in the United States will be materially prejudiced by a voluntary delisting from the NYSE MKT since its United States shareholders will be able to trade the common shares on the over-the-counter market in the United States on the OTCQB tier of the OTC Link and through the facilities of the Toronto Stock Exchange.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects.  The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration.  Loncor also owns or controls 51 exploration permits covering areas in North Kivu province located west of the city of Butembo.  Both areas have historic gold production.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com or contact:

Naomi Nemeth, Investor Relations, T:  1 (416) 366-9189, or 1 (800) 714-7938, Ext. 2802, info@loncor.com.